EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

NorthStar Healthcare Income Operating Partnership, LP	(Delaware)
NRFC Clinton Holdings, LLC	(Delaware)
NRFC Blackhawk Holdings, LLC	(Delaware)
NRFC Grace Gardens Holdings, LLC	(Delaware)
Hilltopper Assisted Living, LLC	(Kansas)
NS Healthcare Loan Holdings, LLC	(Delaware)
Finger Lakes NT-HCI, LLC	(Delaware)